July 5, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549	FOIA Confidential Treatment Request Under 17 C.F.R § 200.83

Attention:	Mark P. Shuman
Matthew Crispino
Stephen G. Kirkorian
Tamara Tangen

Re:	Liquid Holdings Group, LLC
Confidential Treatment Request for Correspondence Submitted on July 5, 2013
Registration Statement on Form S-1 (File No. 333-187859)

Dear Ladies and Gentlemen:

On behalf of Liquid Holdings Group, LLC, a Delaware limited liability company (the “Company”), and in connection with our letter dated today relating to the above-referenced registration statement on Form S-1 (the “Registration Statement”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).

The purpose of this letter is to provide supplemental information to the Staff in connection with its review of the Registration Statement. The attached Annex A provides a markup of Amendment No. 4 to the Registration Statement indicating proposed changes we anticipate including in a future public filing of the Registration Statement, based on a price range of $***[            ]*** to $***[            ]*** per share and an assumed initial public offering price per share of $***[            ]***.

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company is filing a separate letter with the Office of Freedom of Information

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

July 5, 2013

and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

*    *    *

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

Securities and Exchange Commission

Division of Corporate Finance

July 5, 2013

If you have any questions or comments with regard to this matter, please do not hesitate to contact the undersigned at (212) 351-2333.

Sincerely,

/s/ Glenn R. Pollner

Glenn R. Pollner

cc:	Brian Storms, Liquid Holdings Group, LLC
Kenneth Shifrin, Liquid Holdings Group, LLC
Jose Ibietatorremendia, Liquid Holdings Group, LLC
Edward F. Petrosky, Sidley Austin LLP
James O’Connor, Sidley Austin LLP
Edwin O’Connor, Gibson, Dunn & Crutcher LLP

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83

***[ANNEX A]***

CERTAIN CONFIDENTIAL INFORMATION CONTAINED IN THIS DOCUMENT, MARKED BY BRACKETED ASTERISKS,

HAS BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION PURSUANT TO 17 CFR §200.83